UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MorphoSys AG

(Name of Subject Company)

MorphoSys AG

(Name of Persons Filing Statement)

Ordinary Shares, no par value

(Title of Class of Securities)

617760202

(CUSIP Number of Class of Securities)

Charlotte Lohmann

Member of the Executive Committee, Chief Legal and Human Resources Officer

Semmelweisstrasse 7

82152 Planegg

Germany

+49 89-89927-0

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joseph Gilligan

Les Reese

Hogan Lovells US LLP

555 Thirteenth Street NW

Washington, DC 20004

(202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by MorphoSys AG (“MorphoSys”) with the Securities and Exchange Commission (the “SEC”) on July 5, 2024, relating to the public delisting purchase offer (the “Delisting Offer”) by Novartis BidCo AG (the “Bidder”), a wholly owned subsidiary of Novartis AG (“Novartis”), for all of the outstanding no-par value bearer shares of MorphoSys AG (“MorphoSys Shares”), including MorphoSys Shares represented by American Depositary Shares (“MorphoSys ADSs”), that are not directly held by Novartis BidCo Germany AG, commenced pursuant to the Delisting Agreement, dated June 20, 2024, among MorphoSys, Novartis and the Bidder.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Joint Reasoned Statement filed as Exhibit (a)(2) to the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

On August 2, 2024, at 24:00 hours Frankfurt am Main Local Time / 18:00 hours New York Local Time, the Acceptance Period ended.

On August 7, 2024, the Bidder announced that, as of the end of the Acceptance Period, (i) 1,036,601 MorphoSys Shares were validly tendered during the Acceptance Period, representing approximately 2.75% of MorphoSys’ share capital and voting share capital, (ii) 179,325 MorphoSys Shares represented by MorphoSys ADS were validly tendered during the Acceptance Period, representing approximately 0.48% of MorphoSys’ share capital and voting share capital, (iii) Novartis BidCo Germany AG, a subsidiary of the Bidder and a person acting jointly with the Bidder, held a total of 34,337,809 MorphoSys Shares, representing approximately 91.04% of MorphoSys’ share capital and 91.17% of MorphoSys’ voting share capital, and (iv) MorphoSys directly held 53,685 MorphoSys Shares, representing approximately 0.14% of MorphoSys’ share capital and voting share capital. Therefore, as of the end of the Acceptance Period, the total number of MorphoSys Shares validly tendered pursuant to the Delisting Offer, plus the MorphoSys Shares held indirectly by the Bidder, amounts to 35,608,420 MorphoSys Shares, representing approximately 94.41% of MorphoSys share capital and approximately 94.55% of MorphoSys voting share capital.

For MorphoSys Shares validly tendered pursuant to the Delisting Offer during the Acceptance Period, the Bidder will be deemed to have acquired ownership of such MorphoSys Shares and such MorphoSys Shares are considered accepted for payment when the Bidder has concurrently paid the Offer Price for such MorphoSys Shares. The Settlement Agent will cause the Offer Price for such MorphoSys Shares to be transferred through Clearstream Banking AG to the relevant Custodian Bank without undue delay, but no later than on August 13, 2024, the fourth (4th) Banking Day following publication of the tender results after the end of the Acceptance Period pursuant to Sec. 23 para. 1 no. 2 WpÜG. For MorphoSys Shares represented by MorphoSys ADSs validly tendered during the Acceptance Period, the Bidder will pay the Offer Price to the ADS Tender Agent’s cash account in Germany via Clearstream Banking AG without undue delay, but no later than on August 13, 2024, the fourth (4th) Banking Day following the publication of the tender results after the end of the Acceptance Period pursuant to Sec. 23 para. 1 no. 2 WpÜG.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MorphoSys AG (Registrant)

Dated: August 7, 2024	By:	/s/ Arkadius Pichota
Name: Arkadius Pichota
Title: Chief Executive Officer, Member of Management Board

	By:	/s/ Lukas Gilgen
Name: Lukas Gilgen
Title: Chief Financial Officer, Member of Management Board